As filed with the Securities and Exchange Commission on July 14, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

JEFFERIES GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

95-4719745
(I.R.S. Employer Identification No.)

520 Madison Avenue
12th Floor
New York, New York 10022
(Address, including zip code, of Principal Executive Offices)

Jefferies Group, Inc. 2003 Incentive Compensation Plan
Jefferies Group, Inc. 1999 Incentive Compensation
Plan, as Amended and Restated
Jefferies Group, Inc. Deferred Compensation Plan,
as Amended and Restated as of January 1, 2003
(Full title of the Plans)

Lloyd H. Feller, General Counsel
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, New York 10022
(212) 284-2550
(Name, address and telephone number, including area code, of agent for service)

Calculation of Registration Fee

Proposed
Title of		maximum	Proposed
securities		offering	maximum	Amount of
to be	Amount to be	price per	aggregate	registra-
registered(1)	registered(1)	security	offering price	tion fee(2)

Common Stock, $.0001 par value	18,000,000 shares	$55.00 (3)	$990,000,000	$80,091.00

		Proposed
Title of		maximum	Proposed
securities		offering	maximum	Amount of
to be	Amount to be	price per	aggregate	registra-
registered(1)	registered(1)	security	offering price	tion fee(2)

Options to Purchase Common Stock	2,000,000 options	(4)	(4)	(4)
Deferred Com- pensation Obligations	$120,000,000	100%	$120,000,000	$9,708.00
Total Amount of Fee				$89,799.00

(1)	This registration statement (the “Registration Statement”) covers shares of Common Stock of Jefferies Group, Inc. (the “Company”) and options to purchase shares of Common Stock which may be deemed to be offered and sold to employees of the Company and its subsidiaries from time to time pursuant to the Company’s 2003 Incentive Compensation Plan (the “2003 Plan”) and 1999 Incentive Compensation Plan, as Amended and Restated (the “1999 Plan”), and deferred compensation obligations of the Company which may be deemed to be offered and sold to such employees pursuant to the Company’s Deferred Compensation Plan, as Amended and Restated as of January 1, 2003 (the “DCP”). Pursuant to Rule 416(a), the number of shares and options being registered shall be adjusted to include any additional shares which may become issuable and additional options which result from stock splits, stock dividends or other transactions triggering adjustments in accordance with the anti-dilution and adjustment provisions of the 2003 and 1999 Plans and DCP.

(2)	Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, as follows: $80.90 per $1 million of proposed maximum aggregate offering price.

(3)	Estimated pursuant to paragraphs (c) and (h) of Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the reported high and low sales prices for shares of Common Stock on July 7, 2003, as reported in the consolidated reporting system for New York Stock Exchange-listed securities.

(4)	Pursuant to Rule 457(h), the aggregate offering price and the fee relating to an employee stock option plan is computed on the basis of the market prices of shares of the underlying class, computed as described in Note (3) above. Accordingly, no additional fee is being paid for the registration of the offer and sale of options which may be exercised to purchase shares of Common Stock being registered hereunder. The consideration to be paid for the purchase of the options is unknown, there is no public market for securities of the same class as the options, and the options have no book value.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

     Omitted as permitted pursuant to Rule 428 and Form S-8.

Item 2. Registrant Information.

     Omitted as permitted pursuant to Rule 428 and Form S-8.

I - 1

PART II

INFORMATION REQUIRED IN REGISTRATION
STATEMENT AND NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference

          The following documents of the Company filed with the Securities and Exchange Commission (the “Commission”), are incorporated by reference into this Registration Statement:

          (a) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

          (b) The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003 filed with the Commission.

          (c) Each Current Report on Form 8-K filed with the Commission by the Company on or after January 1, 2003.

          (d) The description of the Common Stock of the Company contained in the Company’s Registration Statement on Form 10 (File No. 1-14947) (the “Form 10”), filed with the Commission on April 20, 1999 pursuant to Section 12(b) of the Exchange Act, including any amendment or other report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Registration Statement by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is or is deemed to be incorporated in this Registration Statement by reference modifies or supersedes such statement. Any statement so modified shall not be deemed in its unmodified form, and any statement so superseded shall not be deemed, to constitute a part of this Registration Statement.

Item 4. Description of Securities

     The Company maintains a Deferred Compensation Plan (the “DCP”) which permits selected employees of the Company and its subsidiaries to defer cash compensation. Cash deferred under the plan is deemed to be notionally invested in a number of hypothetical investment vehicles, including a money market account, share units settleable by delivery of Company shares, and stock options. Share units are credited quarterly at a discount of up to 15% from the market price at the date of crediting. Options are credited at a price set by the Committee each year, which generally represents a discount from the estimated fair value of the options calculated under an option valuation methodology. These options have an exercise price equal to 100% of the fair market value of Common Stock at the date of grant, so the cash compensation forgone by the employee in exchange for the option represents a “premium” and not a pay-down of the exercise price. The portion of the share units and the portion of the options which reflects a discount to the fair market value of Common Stock at the date of grant is subject to forfeiture until the participant has participated for three consecutive years in the DCP or until the participant’s age plus the number of years of service to the Company exceeds 65.

     The shares to be delivered in connection with DCP stock units and options will be drawn from the 2003 Plan. The 2003 Plan reserves 4 million shares for delivery in connection with the DCP. Accordingly, the DCP is treated as a program implemented under the authority of the 2003 Plan. The DCP is administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”).

     Under the DCP, deferred compensation is credited to the participant’s account on the last day of the quarter during which the compensation was otherwise payable. A portion of the amount deferred is allocated to an investment subaccount, as a cash-denominated deferral, and a portion of the amount deferred is allocated to the equity subaccount. The Committee may permit the participant to choose the proportions to be so allocated, although the choices permitted may still require that some portion of the deferral be allocated to the equity subaccount.

     Amounts allocated to the investment subaccount will be treated as if invested, on a notional basis, in a money market fund or, if then permitted by the Committee, other notional investment vehicles selected by the participant from among choices made available by the Committee. At the end of each DCP year, the participant’s investment subaccount will be credited or debited with earnings and losses (net of investment management fees and expenses) as if invested for the DCP year (or applicable portion thereof) in the investment vehicle selected by the participant.

     Amounts allocated to the equity subaccount will result in the crediting to the participant, on the last day of each calendar quarter, of restricted share units and/or options. One designated investment may be an “equity unit” consisting of three restricted share units (referred to as “Restricted Shares” in the DCP) and an option to purchase one share of Company common stock. Options are non-qualified stock options granted with an exercise price equal to 100% of fair market value of the underlying common stock on the date of grant.

     Restricted share units are allocated to a participant’s equity subaccount by dividing the amount of compensation deferred to the subaccount and to be applied to restricted share units for the quarter by a price, which will range from 85% to 100% of the volume weighted average market price of a share of Company common stock on the last day of the quarter. The Committee announces the amount of the discount (up to 15%) that will apply for this purpose prior to the DCP Year. Options are allocated to a participant’s equity subaccount by dividing the amount of compensation deferred to the subaccount and to be applied to options for the quarter by a price, which represents an estimated discounted value of one option. The option purchase price is set by the Committee for this purpose prior to the DCP Year, and may represent a discount of up to 50% of the value of an option calculated under a Black-Scholes option pricing methodology, subject to such assumptions and adjustments as the Committee deems appropriate (note, however, that this option price is fixed for the duration of the DCP Year, and does not vary with changes in the market price of the underlying shares). If an “equity unit” is to be allocated to a participant’s equity subaccount, the pricing of the restricted share units and options applies in the same way to the number of restricted share units and number of options that comprise an equity unit.

     Restricted share units will be credited with dividend equivalents on the last day of each quarter, which will be converted into additional share units in accordance with the terms of the DCP. Restricted share units and options, and the terms thereof, are subject to equitable adjustment by the Committee in the event of certain extraordinary corporate events.

     If a participant’s employment with the Company or its subsidiaries terminates prior to the earliest of his death, his attainment of retirement age, a defined change of control or the end of the restricted period, or the fifth anniversary of the first day of the DCP year in which the restricted share units were granted, a portion of the restricted share units credited to his or her equity subaccount equal to the discount in the purchase price for restricted share units will be forfeited, together with any additional share units directly or indirectly credited as a result of dividend equivalents on the forfeited restricted share units. For purposes of the DCP, retirement age means the age at which the participant’s chronological age plus years of service to the Company and its subsidiaries equals 65. For purposes of the DCP, the restricted period will end at the end of the third consecutive year in which the participant defers compensation under the DCP, subject to a special rule if the participant is disabled during part of the restricted period.

     An option will be evidenced by an option certificate which generally will be issued following the earliest of (i) the third anniversary of the first day of the DCP year in which the option was granted, (ii) the participant’s death, or (iii) the date the participant ceases to be an employee after attaining retirement age or after the end of the restricted period. An option may not be exercised prior to the issuance of the option certificate, and will cease to be exercisable (and will be canceled) at the earlier of (i) the end of the year that includes the fifth anniversary of the date of grant, or (ii) the 60th day following termination of the participant’s employment, other than a termination due to death. If the participant’s employment terminates before the earliest of (i) the end of the restricted period, (ii) the participant’s attaining retirement age, (iii) the participant’s death, (iv) the occurrence of a change of control (as defined), or (v) the third anniversary of the first day of the year in which the option is granted, a portion of the options granted to the participant equal to the discount in the option purchase price (compared to full Black-Scholes value of the option as of time the Committee determined the option purchase price) will be forfeited.

     The deferral period under the DCP initially extends for five years from the first day of the year of deferral. This deferral period may be extended at the participant’s election (subject to election deadlines set under the DCP and other limitations under the DCP) for an additional five-year period. Distribution may be in the form of a single sum or periodic distributions over a period of five or ten years, as elected by the participant. However, if the amount distributable has a value less than $50,000, the distribution will be in the form of a single sum. The DCP provides for hardship withdrawals in very limited circumstances, and for voluntary withdrawals subject to monetary penalties of up to 10% of the withdrawn amounts. All of these terms are subject to limitations that may be imposed by applicable law to ensure that deferral is effective under U.S. federal income tax laws.

     Distributions will be in the form of cash from the investment subaccount and shares of Common Stock in settlement of restricted share units in the equity subaccount. Distributions are subject to tax withholding. Participants must pay FICA/HI taxes required to be withheld upon the lapse of the risk of forfeiture on restricted share units out of funds or earnings not deferred under (i.e., separate from) the DCP.

     A participant’s rights in his or her account (including subaccounts),

restricted share units, options, and other rights under the DCP are non-transferable, except as permitted upon death, and may not be pledged or encumbered.

     The Board of Directors or Committee may suspend, terminate, modify or amend the DCP, except such actions within 24 months after a change of control (as defined) will be subject to approval of participants whose accounts represent not less than 50% of the aggregate value of all DCP accounts.

     The obligations of the Company to participants under the DCP (the “Obligations”) are unsecured general obligations of the Company to pay the benefits in the future in accordance with the terms of the DCP, and will rank pari passu with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. However, because the Company is a holding company, the right of the Company, and hence the right of creditors of the Company (including participants in the DCP), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including Jefferies & Company, Inc., to the Company are restricted by net capital requirements under the Exchange Act, and under rules of certain exchanges and other regulatory bodies.

     The Obligations are not convertible into another security of the Company. The Obligations will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Company. No trustee has been appointed having the authority to take action with respect to the Obligations and each Participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Obligations, enforcing covenants and taking action upon default.

     The terms of deferral, the composition of equity units, the nature of restricted stock and options, and other rights under the DCP vary for participants not resident in the United States of America, in order to conform to local laws and customs and, to the extent permitted, to provide for effective deferral of taxation in such foreign jurisdictions.

     The filing of this Registration Statement and the statements herein shall not be deemed an admission that the deferred compensation obligations registered hereby are securities being offered and sold by the Company.

Item 5. Interests of Named Experts and Counsel

     Not applicable.

Item 6. Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii), with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate. The indemnification and advancement of expenses provided for, or granted pursuant to, Section 145 is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise whether or not the power to indemnify is provided by the statute.

     The Amended and Restated Certificate of Incorporation of the Company (the “Certificate”) provides that the Company is required to indemnify to the fullest extent authorized or permitted by Section 145, as that statute may be amended or supplemented, any current or former director or officer (and his heirs, executors and administrators) against any and all expenses, liabilities, or other matters referred to in or covered by Section 145. The By-Laws of the Company likewise provide for mandatory indemnification and advancement of expenses for such persons, and other authorized representatives of the Company, on generally the broadest terms permitted by law.

     The Certificate provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate also provides that any amendment, repeal or modification of such provisions shall not adversely affect any right or protection of a director of the Company for any act or omission occurring prior to the date when such amendment, repeal or modification became effective.

     The Company maintains directors’ and officers’ liability insurance to insure its directors and officers against certain liabilities they may incur while acting in such capacities.

Item 7. Exemption from Registration

     Not applicable.

Item 8. Exhibits

Exhibit	Description
(4.1)	Jefferies Group, Inc. Deferred Compensation Plan, as Amended and Restated as of January 1, 2003
(5)	Opinion of Steven C. Root, Esq., with respect to the legality of securities being registered.
(15)	Not applicable.
(23)(a)	Consent of KPMG LLP.
(23)(b)	Consent of Steven C. Root, Esq. (included in Exhibit 5).
(24)	Powers of Attorney (included on signature page of this Registration Statement).
(99)	Not applicable.

Item 9. Undertakings

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on July 14, 2003.

JEFFERIES GROUP, INC.

By:/s/ Richard B. Handler Richard B. Handler Chief Executive Officer

     Each person whose signature appears below constitutes and appoints Richard B. Handler, Chief Executive Officer, Joseph A. Schenk, Executive Vice President and Chief Financial Officer, and Lloyd H. Feller, General Counsel and Secretary of the Company, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, or his substitute, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Richard B. Handler Richard B. Handler	Chairman of the Board of Directors, Chief Executive Officer and Director	July 14, 2003

/s/ John C. Shaw, Jr. John C. Shaw, Jr.	President, Chief Operat- ing Officer and Director	July 14, 2003

/s/ Joseph A. Schenk Joseph A. Schenk	Executive Vice President and Chief Financial Officer	July 14, 2003

/s/ Maxine Syrjamaki Maxine Syrjamaki	Controller	July 14, 2003

/s/ W. Patrick Campbell W. Patrick Campbell	Director	July 14, 2003

/s/ Richard G. Dooley Richard G. Dooley	Director	July 14, 2003

/s/ Frank J. Macchiarola Frank J. Macchiarola	Director	July 14, 2003

EXHIBIT INDEX

Exhibit	Description	Sequentially Numbered Page

(4.1)	Jefferies Group, Inc. Deferred Compensation Plan, as amended and restated as of January 1, 2003
(5)	Opinion of Steven C. Root, Esq., with respect to the legality of securities being registered.
(23)(a)	Consent of KPMG LLP.
(23)(b)	Consent of Steven C. Root, Esq. (included in Exhibit 5).
(24)	Powers of Attorney (included on signature page of this Registration Statement).